Exhibit 12
H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Six Months
Ended
October 26,
2005

(Thousands of
Dollars)
Fixed Charges:
Interest expense*	$145,919
Capitalized interest	—
Interest component of rental expense	15,201

Total fixed charges	$161,120

Earnings:
Income from continuing operations before income taxes	$449,152
Add: Interest expense*	145,919
Add: Interest component of rental expense	15,201
Add: Amortization of capitalized interest	909

Earnings as adjusted	$611,181

Ratio of earnings to fixed charges	3.79

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.